EXHIBIT 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net investment income per share and the increase in stockholders’ equity per share resulting from operations for the period April 8, 2004 (commencement of operations) through March 31, 2005:

Numerator for net investment income per share:	$25,453,151
Numerator for increase in stockholders’ equity per share:	$44,145,006
Denominator for basic and diluted weighted average shares:	62,094,675

Basic and diluted net investment income per share:	$0.41
Basic and diluted net increase in stockholders’ equity per share resulting from operations:	$0.71

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